FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985



The Company was notified on 21 November that Barclays PLC, had a notifiable interest as at 15 November 2006 in 484,637,615 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.19% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.


N S Black
Assistant Secretary
HSBC Holdings plc



Letter to HSBC Holdings plc from Geoff Smith, Manager, Barclays Compliance, Barclays PLC


"Dear Sir


Companies Act 1985 ("The Act") - Part VI


I hereby inform you that as at 15 November 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.19%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,567,218,700 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully

Geoff Smith


Enc."

Registered Holder                                       Account Designation                            Holding
BANK OF IRELAND                                                      426353                            272,803
BANK OF IRELAND                                                      426360                            131,030
BANK OF NEW YORK                                                                                       817,793
Barclays Bank PLC (Singapore)                                                                           38,452
BARCLAYS CAPITAL NOMINEES LIMITED                                                                   33,714,475
BARCLAYS CAPITAL NOMINEES LIMITED                                                                   82,989,104
BARCLAYS CAPITAL NOMINEES LIMITED                                                                   19,993,701
Barclays Capital Securities Ltd.                                                                     5,546,070
Barclays Capital Securities Ltd.                                                                     4,912,575
Barclays Global Investors Canada                                                                       862,746
Barclays Trust Co & Others                                                                              16,851
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                                      31,675
Barclays Trust Co DMC69 C                                                                               32,604
000000000000000000
Barclays Trust Co E99 C 000000000000000000                                                               3,990
Barclays Trust Co R69 C 000000000000000000                                                             189,849
BNP PARIBAS                                                                                            476,723
CHASE NOMINEES LTD                                                    16376                          5,886,245
CHASE NOMINEES LTD                                                    20947                         38,332,232
CHASE NOMINEES LTD                                                    28270                            668,282
CHASE NOMINEES LTD                                                    28270                          3,853,173
CIBC MELLON GLOBAL SECURITIES                                                                          353,135
Clydesdale Nominees HGB0125                                         3025101                              5,600
Clydesdale Nominees HGB0125                                        32349601                              6,207
Clydesdale Nominees HGB0125                                        32449201                             16,545
Clydesdale Nominees HGB0125                                        52051801                             11,719
Clydesdale Nominees HGB0125                                        59419801                                941
Clydesdale Nominees HGB0125                                        59441401                             11,551
Clydesdale Nominees HGB0125                                        59553401                              3,845
Clydesdale Nominees HGB0125                                        59571201                              1,646
Clydesdale Nominees HGB0125                                        59710301                              1,573
Clydesdale Nominees HGB0125                                        59732401                              5,246
Clydesdale Nominees HGB0125                                        59737501                              5,081
Clydesdale Nominees HGB0125                                        59738301                              6,662
Clydesdale Nominees HGB0125                                        59744801                              3,246
Clydesdale Nominees HGB0125                                        60741901                              3,000
Clydesdale Nominees HGB0125                                        63919101                              2,430
Clydesdale Nominees HGB0125                                        63921301                              1,725
Clydesdale Nominees HGB0125                                        64544201                              4,709
Clydesdale Nominees HGB0125                                        65136101                              1,772
Clydesdale Nominees HGB0125                                        66860401                              1,428
Clydesdale Nominees HGB0125                                        67940101                             24,471
Clydesdale Nominees HGB0125                                        68640801                              8,200
Clydesdale Nominees HGB0125                                        69108801                              2,795
Clydesdale Nominees HGB0125                                        69238601                              6,099
Clydesdale Nominees HGB0125                                        69296301                              9,300
Clydesdale Nominees HGB0125                                        69340401                              3,000
Clydesdale Nominees HGB0125                                        69390001                              3,191
Clydesdale Nominees HGB0125                                        69447801                             57,635
Clydesdale Nominees HGB0125                                        69451601                              2,910
Clydesdale Nominees HGB0125                                        69720501                              2,000
Clydesdale Nominees HGB0125                                        69721301                              2,700
Clydesdale Nominees HGB0125                                        69732901                             16,517
Clydesdale Nominees HGB0125                                        69738801                              1,341
Clydesdale Nominees HGB0125                                        69751501                              3,048
Clydesdale Nominees HGB0125                                        69771001                             58,410
Clydesdale Nominees HGB0125                                        69772801                             58,410
Clydesdale Nominees HGB0125                                        69829501                              2,867
Clydesdale Nominees HGB0125                                        69830901                             10,500
Clydesdale Nominees HGB0125                                        70314001                              1,659
Clydesdale Nominees HGB0125                                        70335301                              3,370
Clydesdale Nominees HGB0125                                        70339601                              2,290
Clydesdale Nominees HGB0125                                        70387601                              1,631
Clydesdale Nominees HGB0125                                        70388401                              2,400
Clydesdale Nominees HGB0125                                        70391401                              1,427
Clydesdale Nominees HGB0125                                        80750701                             10,509
Clydesdale Nominees HGB0125                                        80766301                              2,145
Clydesdale Nominees HGB0125                                        83011801                              2,587
Clydesdale Nominees HGB0125                                        86680501                              2,432
Clydesdale Nominees HGB0125                                        88608301                              1,946
Clydesdale Nominees HGB0125                                       100146401                                500
Clydesdale Nominees HGB0125                                       120142001                             16,389
Clydesdale Nominees HGB0125                                       300000001                              2,195
Clydesdale Nominees HGB0125                                       310007101                              4,422
Clydesdale Nominees HGB0125                                       310042001                              2,720
Clydesdale Nominees HGB0125                                       310092601                              6,333
Clydesdale Nominees HGB0125                                       310128001                              2,987
Clydesdale Nominees HGB0125                                       310186801                              1,901
Clydesdale Nominees HGB0125                                       310205801                              1,564
Clydesdale Nominees HGB0125                                       310231701                              1,776
Clydesdale Nominees HGB0125                                       310246501                             23,859
Clydesdale Nominees HGB0125                                       310254601                              3,724
Clydesdale Nominees HGB0125                                       310255401                             20,741
Clydesdale Nominees HGB0125                                       310266001                              1,258
Clydesdale Nominees HGB0125                                       310311901                              2,308
Clydesdale Nominees HGB0125                                       310589801                              1,300
Clydesdale Nominees HGB0125                                       310590101                              1,158
Clydesdale Nominees HGB0125                                       310594401                              2,043
Clydesdale Nominees HGB0125                                       700009301                              2,320
Clydesdale Nominees HGB0125                                       700066201                              2,031
Clydesdale Nominees HGB0125                                       700083201                              1,512
Clydesdale Nominees HGB0125                                       700106501                              2,026
Clydesdale Nominees HGB0225                                        59579802                              3,534
Clydesdale Nominees HGB0225                                        67355102                                966
Clydesdale Nominees HGB0225                                        70160102                              4,055
Clydesdale Nominees HGB0225                                        70383302                              9,481
Clydesdale Nominees HGB0225                                        87093402                              2,350
Clydesdale Nominees HGB0225                                       120147102                                453
Clydesdale Nominees HGB0225                                       310594402                                560
Clydesdale Nominees HGB0325                                        70309403                              1,877
Clydesdale Nominees HGB0325                                        87093403                              1,283
Clydesdale Nominees HGB0625                                       100376906                              5,000
Gerrard Nominees Limited                                             602133                              1,250
Gerrard Nominees Limited                                             602394                              3,300
Gerrard Nominees Limited                                             603216                              1,000
Gerrard Nominees Limited                                             603856                              1,250
Gerrard Nominees Limited                                             607205                              1,200
Gerrard Nominees Limited                                             608459                                300
Gerrard Nominees Limited                                             610720                              1,000
Gerrard Nominees Limited                                             615411                              1,000
Gerrard Nominees Limited                                             620404                                600
Gerrard Nominees Limited                                             622124                              1,500
Gerrard Nominees Limited                                             630871                              1,000
Gerrard Nominees Limited                                             631118                             17,200
Gerrard Nominees Limited                                             633484                              1,200
Gerrard Nominees Limited                                             635860                              1,800
Gerrard Nominees Limited                                             637739                                600
Gerrard Nominees Limited                                             639311                              2,000
Gerrard Nominees Limited                                             639353                                900
Gerrard Nominees Limited                                             640824                              7,900
Gerrard Nominees Limited                                             642367                              5,500
Gerrard Nominees Limited                                             642686                                600
Gerrard Nominees Limited                                             643975                              4,500
Gerrard Nominees Limited                                             647291                              2,300
Gerrard Nominees Limited                                             650668                              4,000
Gerrard Nominees Limited                                             652198                             10,800
Gerrard Nominees Limited                                             653035                              3,300
Gerrard Nominees Limited                                             654151                              2,000
Gerrard Nominees Limited                                             658574                              2,500
Gerrard Nominees Limited                                             658729                              1,400
Gerrard Nominees Limited                                             659442                              1,750
Gerrard Nominees Limited                                             659792                              1,370
Gerrard Nominees Limited                                             660137                              1,640
Gerrard Nominees Limited                                             660302                              3,500
Gerrard Nominees Limited                                             660318                             48,000
Gerrard Nominees Limited                                             660430                              1,520
Gerrard Nominees Limited                                             660632                              2,100
Gerrard Nominees Limited                                             660758                             16,500
Gerrard Nominees Limited                                             660851                             14,000
Gerrard Nominees Limited                                             660968                              9,630
Gerrard Nominees Limited                                             768557                             10,300
Gerrard Nominees Limited                                             770101                             21,590
Gerrard Nominees Limited                                             774160                              1,400
Gerrard Nominees Limited                                             781271                              7,000
Greig Middleton Nominees Limited (GM1)                                                               1,311,059
Greig Middleton Nominees Ltd (GM3)                                 126066DA                              4,140
Greig Middleton Nominees Ltd (GM3)                                 220805DN                            208,683
Greig Middleton Nominees Ltd (GM3)                                 523475DN                            220,000
INVESTORS BANK AND TRUST CO.                                                                         1,097,096
INVESTORS BANK AND TRUST CO.                                                                         3,144,771
INVESTORS BANK AND TRUST CO.                                                                         3,567,871
INVESTORS BANK AND TRUST CO.                                                                           785,232
INVESTORS BANK AND TRUST CO.                                                                        31,237,998
INVESTORS BANK AND TRUST CO.                                                                           327,658
INVESTORS BANK AND TRUST CO.                                                                           501,354
INVESTORS BANK AND TRUST CO.                                                                            90,181
INVESTORS BANK AND TRUST CO.                                                                           195,039
INVESTORS BANK AND TRUST CO.                                                                            94,955
INVESTORS BANK AND TRUST CO.                                                                         1,212,457
INVESTORS BANK AND TRUST CO.                                                                         7,755,200
INVESTORS BANK AND TRUST CO.                                                                         2,928,482
INVESTORS BANK AND TRUST CO.                                                                           627,933
INVESTORS BANK AND TRUST CO.                                                                        18,974,111
INVESTORS BANK AND TRUST CO.                                                                         2,509,107
INVESTORS BANK AND TRUST CO.                                                                            61,549
INVESTORS BANK AND TRUST CO.                                                                        50,842,728
INVESTORS BANK AND TRUST CO.                                                                         1,968,012
INVESTORS BANK AND TRUST CO.                                                                         3,874,868
INVESTORS BANK AND TRUST CO.                                                                         1,074,545
INVESTORS BANK AND TRUST CO.                                                                        11,728,176
JP MORGAN (BGI CUSTODY)                                               16331                            575,928
JP MORGAN (BGI CUSTODY)                                               16331                          2,823,595
JP MORGAN (BGI CUSTODY)                                               16338                            681,086
JP MORGAN (BGI CUSTODY)                                               16341                          1,550,643
JP MORGAN (BGI CUSTODY)                                               16341                          6,272,131
JP MORGAN (BGI CUSTODY)                                               16342                          1,510,891
JP MORGAN (BGI CUSTODY)                                               16344                            527,399
JP MORGAN (BGI CUSTODY)                                               16345                            882,396
JP MORGAN (BGI CUSTODY)                                               16400                         70,619,448
JP MORGAN (BGI CUSTODY)                                               17011                            196,540
JP MORGAN (BGI CUSTODY)                                               18408                            910,985
JPMorgan Chase Bank                                                                                    157,166
JPMorgan Chase Bank                                                                                    588,999
JPMorgan Chase Bank                                                                                  1,145,781
JPMorgan Chase Bank                                                                                  1,566,577
JPMorgan Chase Bank                                                                                  6,320,066
JPMorgan Chase Bank                                                                                     11,714
JPMorgan Chase Bank                                                                                     55,450
JPMorgan Chase Bank                                                                                    310,227
JPMorgan Chase Bank                                                                                  1,246,152
JPMorgan Chase Bank                                                                                     95,329
JPMorgan Chase Bank                                                                                  1,679,917
JPMorgan Chase Bank                                                                                     58,973
JPMorgan Chase Bank                                                                                     65,525
JPMorgan Chase Bank                                                                                    698,014
JPMorgan Chase Bank                                                                                    113,392
JPMorgan Chase Bank                                                                                     80,097
JPMorgan Chase Bank                                                                                  1,138,731
JPMORGAN CHASE BANK                                                                                  3,011,502
JPMORGAN CHASE BANK                                                                                    990,665
JPMORGAN CHASE BANK                                                                                    379,336
Master Trust Bank                                                                                       71,561
Master Trust Bank                                                                                       49,572
Master Trust Bank                                                                                      567,605
Mellon Trust - US CUSTODIAN /                                                                          820,954
Mellon Trust - US CUSTODIAN /                                                                          445,235
MELLON TRUST OF NEW ENGLAND                                                                            486,369
Mitsui Asset                                                                                           201,404
NORTHERN TRUST BANK - BGI SEPA                                                                       1,010,901
NORTHERN TRUST BANK - BGI SEPA                                                                       1,235,723
R C Greig Nominees Limited                                                                           9,513,096
R C Greig Nominees Limited a/c AK1                                                                   3,000,275
R C Greig Nominees Limited a/c BL1                                                                     616,281
R C Greig Nominees Limited a/c BL1                                      RES                                465
R C Greig Nominees Limited a/c CM1                                                                     300,374
R C Greig Nominees Limited GP1                                                                         859,121
R C Greig Nominees Limited SA1                                                                         474,827
Reflex Nominees Limited                                                                                  6,413
Reflex Nominees Limited                                                                                  7,977
STATE STREET BANK & TRUST - WI                                                                         383,861
STATE STREET BANK & TRUST - WI                                                                         897,801
STATE STREET BOSTON                                                                                  5,412,696
STATE STREET BOSTON                                                                                    880,081
STATE STREET TRUST OF CANADA -                                                                         836,171
The Northern Trust Company - U                                                                         587,540
Trust & Custody Services Bank                                                                        1,233,836
Trust & Custody Services Bank                                                                            7,536
Trust & Custody Services Bank                                                                           91,733
Trust & Custody Services Bank                                                                           89,613
ZEBAN NOMINEES LIMITED                                                                               2,059,684

Total                                                                                              484,637,615




Legal Entity                                                       Holding                Percentage Held

Barclays Private Bank Ltd                                        2,059,684                         0.0178
Barclays Life Assurance Co Ltd                                  19,542,064                         0.1692
Barclays Global Investors Australia Ltd                          4,002,167                         0.0346
Barclays Bank Trust Company Ltd                                    274,969                         0.0024
Barclays Global Investors Ltd                                  116,152,743                         1.0054
Barclays Global Investors Canada Ltd                               862,746                         0.0075
Barclays Private Bank and Trust Ltd                                 10,600                         0.0001
Barclays Capital Securities Ltd                                107,895,380                         0.9339
Barclays Global Investors, N.A.                                118,961,662                         1.0297
Barclays Private Bank and Trust Ltd                                524,742                         0.0045
Barclays Private Bank and Trust Ltd                                 38,452                         0.0003
Barclays Global Investors Japan Ltd                              4,408,619                         0.0382
Gerrard Ltd                                                     16,730,521                         0.1448
Barclays Global Fund Advisors                                   40,661,980                         0.3520
Barclays Private Bank and Trust Ltd                                 14,390                         0.0001
Barclays Global Investors Japan Trust &                         13,236,351                         0.1146
Banking
Barclays Capital Inc                                            39,260,545                         0.3398

Group Holding                                                  484,637,615                         4.1949





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 November 2006